UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29482 / October 22, 2010

In the Matter of	:
	:
Triangle Capital Corporation	:
Triangle Mezzanine Fund LLLP	:
New Triangle GP, LLC	:
New Triangle GP, LLC	:
Triangle Mezzanine Fund II LP	:
	:
3700 Glenwood Avenue	:
Suite 530	:
Raleigh, NC 27612	:
	:
(812-13771)	:
	:

ORDER UNDER SECTIONS 6(c), 57(c) AND 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Triangle Capital Corporation ("Triangle"), Triangle Mezzanine Fund LLLP ("TMF"), New
Triangle GP, LLC, New Triangle GP, LLC, and Triangle Mezzanine Fund II LP filed an
application on May 11, 2010, and amended on September 28, 2010 and October 1, 2010,
requesting an order to amend a prior order under sections 6(c), 12(d)(1)(J), and 57(c) of the
Investment Company Act of 1940 ("Act") granting exemptions from sections 12(d)(1)(A) and
(C), 18(a), 21(b), 57(a)(1) - (a)(3), and 61(a) of the Act; under section 57(i) of the Act and rule
17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 57(a)(4)
of the Act; and under section 12(h) of the Securities Exchange Act of 1934 ("Exchange Act")
granting an exemption from section 13(a) of the Exchange Act ("Prior Order").[1]

The Prior Order permits Triangle, a parent business development company ("BDC"), and TMF,
its wholly-owned small business investment company ("SBIC") subsidiary, to engage in certain
transactions that otherwise would be permitted if Triangle and TMF were one company and to
file certain reports on a consolidated basis, and it also permits Triangle to adhere to a modified
asset coverage requirement. The amended order permits TMF, which is also a BDC, and a
newly formed SBIC subsidiary or any future SBIC subsidiary to engage in certain transactions
that otherwise would be permitted if Triangle and the SBIC subsidiaries were one company and
to permit Triangle to adhere to a modified asset coverage requirement.

---

[1] Triangle Capital Corporation, et al., Investment Company Act Release Nos. 28383 (Sept. 19, 2008) (notice) and
28437 (Oct. 14, 2008) (order).

On September 30, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29453). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each BDC concerned and with the general purposes of the Act.

It is further found that participation by TMF (as a BDC) in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 18(a) of the Act, requested by Triangle, et al. (File No. 812-13771), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(c) of the Act, that the relief from sections 57(a)(1) and 57(a)(2) of the Act requested by Triangle, et al. is granted, effectively immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the TMF's participation (as a BDC) in the proposed transactions is approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Florence E. Harmon
                              Deputy Secretary